Mail Stop 4561

April 17, 2007

Jeffrey D. Kelly
Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114

      RE: **National City Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed February 8, 2007
                File No. 001-10074

Dear Mr. Kelly,

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief